As filed with the Securities and Exchange Commission on April 12, 2001
Registration No. 333-[     ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DTE Energy Company

(Exact name of the registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	2000 2nd Avenue Detroit, Michigan 48226-1279 (313) 235-4000 (Address, including zip code, and telephone number, including area code, of registrant’s executive offices)	No. 38-3217752 (I.R.S. Employer Identification Number)

Susan M. Beale

2000 2nd Avenue
Detroit, Michigan 48226-1279
(313) 235-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frances B. Rohlman DTE ENERGY COMPANY 2000 2nd Avenue Detroit, Michigan 48226-1279 (313) 235-4000	Jonathan B. Miller Brown & Wood LLP One World Trade Center New York, New York 10048 (212) 839-5300

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

	Proposed
Title of Each Class of	Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Debt Securities	$1,700,000,000	$425,000

(1)	Such amount shall be increased if any debt securities are issued at an original issue discount by an amount such that the net proceeds to be received by the registrant shall be equal to the above amount to be registered. Any offering of securities denominated other than in U.S. dollars will be treated as the equivalent in U.S. dollars based upon the official exchange rate applicable to the purchase of such securities from the registrant.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This preliminary prospectus is not an offer to sell or the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 12, 2001.

Prospectus

$1,700,000,000

DTE Energy Company

Debt Securities

     By this prospectus, DTE Energy Company may from time to time offer senior debt securities and/or subordinated debt securities.

     This prospectus provides a general description of the debt securities DTE may offer. Supplements to this prospectus will describe the specific terms of the debt securities that DTE actually offers. This prospectus may not be used to sell debt securities unless it is accompanied by a prospectus supplement that describes those debt securities.

     Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and any information under the heading “Where You Can Find More Information.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated                , 2001.

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that DTE Energy Company, which we refer to as DTE, filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, DTE may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total offering price of $1,700,000,000, including the U.S. dollar equivalent of non-U.S. dollar offerings. This prospectus provides you with a general description of the debt securities DTE may offer. Each time DTE offers to sell debt securities, DTE will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of DTE. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this prospectus or in documents incorporated herein.

       These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by the forward-looking statements include, among others, the following variables: interest rates, the level of borrowings, weather, actual sales, changes in the cost of fuel and purchased power due to the suspension of the Power Supply Cost Recovery mechanism with respect to Detroit Edison (including natural gas subsequent to DTE’s proposed merger with MCN Energy Group Inc., which we refer to as MCN), the effects of competition and the phased-in implementation of Electric Choice, the implementation of utility restructuring in Michigan (which involves pending regulatory and related judicial proceedings, and actual and possible reductions in rates and earnings), environmental and nuclear requirements, the impact of Federal Energy Regulatory Commission proceedings and regulations, and the contributions to earnings by non-regulated businesses. In addition, expected results will be affected by DTE’s proposed merger with MCN and the timing of the accretive effect of such merger.

       Because such forward-looking statements are subject to assumptions, risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.

       All subsequent written and oral forward-looking statements attributable to DTE or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

DTE ENERGY COMPANY

       DTE Energy Company, a Michigan corporation organized in 1995, is the parent holding company of The Detroit Edison Company, which we refer to as Detroit Edison, and other subsidiaries engaged in energy-related businesses. DTE is an exempt holding company under the Public Utility Holding Company Act of 1935 and will continue to be an exempt holding company after the proposed merger with MCN.

       DTE’s principal operating subsidiary, Detroit Edison, is a Michigan public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in southeastern Michigan. Detroit Edison’s service area includes about 13% of Michigan’s total land area and approximately five million people, which is about half of Michigan’s population. Detroit Edison’s residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

       DTE also has affiliates that engage in non-regulated businesses, including the following energy-related services and products:

•	The operation of pulverized coal facilities and coke oven batteries;

•	Coal sourcing, blending and transportation;

•	Landfill gas-to-energy facilities;

•	Providing expertise in the application of new energy technologies;

•	Real estate development; and

•	Power marketing and trading.

       The mailing address of DTE Energy Company’s principal executive offices is 2000 2nd Avenue, Detroit, Michigan, 48226-1279, and its telephone number is (313) 235-4000.

RECENT DEVELOPMENTS

       In October, 1999, DTE entered into a definitive merger agreement with MCN. On February 28, 2001, DTE and MCN announced a revised merger agreement that provides that DTE will acquire all outstanding shares of MCN for $24.00 per share in cash or 0.715 shares of DTE common stock for each share of MCN common stock. As provided for in the original agreement, certain allocation and proration procedures will be used to ensure that the aggregate number of shares of MCN common stock that will be converted into cash and DTE’s common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the proposed merger. The value of the revised transaction is approximately $4.1 billion, including the assumption of approximately $1.8 billion of MCN’s debt.

       The revised agreement extends the expiration date of the agreement from April 15, 2001 to December 31, 2001 to allow sufficient time to obtain the necessary approvals. MCN has requested its common shareholders to approve the revised merger agreement at a special meeting scheduled for May 15, 2001. On March 21, 2001, DTE and MCN were notified that they had been granted early termination of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 premerger waiting period. An application for approval of the merger is pending with the Securities and Exchange Commission under the provisions of the Public Utility Holding Company Act of 1935. DTE estimates that all required approvals can be obtained and the merger can be completed in the second quarter of 2001.

       On March 9, 2001, pursuant to the provisions of the Michigan Customer Choice and Electricity Reliability Act and a financing order of the Michigan Public Service Commission (which we refer to as the MPSC), Detroit Edison completed the sale of $1.75 billion of stranded assets through the issuance of securitization bonds by a wholly-owned special purpose subsidiary. The bonds are repayable through a surcharge to Detroit Edison customers. As required by the MPSC financing order, Detroit Edison is using the proceeds from the transaction for the redemption of debt and the retirement of equity.

       Unaudited pro forma combined condensed consolidated financial statements giving effect to the proposed merger are included in this prospectus beginning on page F-1. Such pro forma combined condensed consolidated financial statements do not give effect to Detroit Edison’s securitization transaction.

RATIOS OF EARNINGS TO FIXED CHARGES

      Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below.

	Year Ended December 31,

	2000	1999	1998	1997	1996

Ratio of earnings to fixed charges	2.30	2.44	2.67	2.94	2.52

       Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of consolidated income plus income taxes and fixed charges, except capitalized interest; and

•	“fixed charges,” which consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and expense, the estimated portion of rental expense attributable to interest, and preferred stock dividends of subsidiaries.

USE OF PROCEEDS

       Unless otherwise specified in the supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the debt securities to fund a portion of the cash consideration for the merger with MCN. In addition, we may use a portion of the proceeds for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital and repurchase or refinancing of securities. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the debt securities will depend on market conditions, the availability of other funds and the expected date of the proposed merger.

DESCRIPTION OF DEBT SECURITIES

       The following description, together with any applicable prospectus supplement, summarizes all the material terms and provisions of the debt securities that DTE may offer under this prospectus and the related trust indenture. We will issue the debt securities under an amended and restated indenture, dated as of April 9, 2001, as supplemented or amended from time to time, between us and The Bank of New York, as trustee. We refer to the senior debt securities and the subordinated debt securities in this prospectus collectively as the “debt securities.” The Bank of New York or any successor or additional trustee, in its capacity as trustee under the indenture, is referred to as the “trustee” for purposes of this section. The indenture may, but need not, have separate trustees for senior and subordinated debt securities. The indenture contains and the debt securities, when issued, will contain additional important terms and provisions. The indenture and the forms of the debt securities are filed as exhibits to the registration statement that includes this prospectus.

       This summary of the indenture and the debt securities relates to terms and conditions applicable to the debt securities generally. The particular terms of any series of debt securities will be summarized in the applicable prospectus supplement. If indicated in the prospectus supplement, the terms of any series may differ from the terms summarized below.

       Because the summary of the material provisions of the indenture and the debt securities set forth below and the summary of the material terms of a particular series of debt securities set forth in the applicable prospectus supplement are not complete, you should refer to the forms of the indenture and the debt securities for complete information regarding the terms and provisions of the indenture (including defined terms) and the debt securities. Wherever particular articles, sections or defined terms of the indenture are referred to, those articles, sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

       The indenture does not limit the amount of debt securities we may issue under it, and it provides that additional debt securities of any series may be issued up to the aggregate principal amount that we authorize from time to time. Debt securities may also be issued pursuant to the indenture in transactions exempt from the registration requirements of the Securities Act of 1933. Those debt securities will not be considered in determining the aggregate amount of securities issued under this prospectus.

       Unless otherwise indicated in the applicable prospectus supplement, we will issue registered debt securities in denominations of $1,000 and integral multiples of $1,000 and bearer securities in denominations of $5,000.

       Principal and any premium and interest in respect to the debt securities will be payable, and the debt securities will be transferable, at the corporate trust office of the trustee, unless we specify otherwise in the applicable prospectus supplement. At our option, however, payment of interest may be made by check mailed to the registered holders of the debt securities at their registered addresses.

       We will describe special U.S. federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

General

       The prospectus supplement relating to the particular series of debt securities being offered will specify whether they are senior or subordinated debt securities and the amounts, prices and terms of those debt securities. These terms may include:

•	the title or designation of the debt securities, which may include medium-term notes;

•	the aggregate principal amount of the debt securities;

•	whether the debt securities are to represent senior or subordinated indebtedness and, if subordinated debt securities, the specific subordination provisions applicable thereto;

•	in the case of subordinated debt securities, the relative degree, if any, to which such subordinated debt securities of the series will be senior to or be subordinated to other series of subordinated debt securities or other indebtedness of DTE in right of payment, whether such other series of subordinated debt securities or other indebtedness is outstanding or not;

•	whether the debt securities will be issued as registered securities, bearer securities or a combination of the two;

•	the person to whom any interest on any registered security shall be payable, if other than the person in whose name that security is registered at the close of business on the record date, the manner in which, or the person to whom, any interest on any bearer security shall be payable, if other than upon presentation and surrender of coupons, and the extent to which, or the manner in which, any interest payable on a temporary global security will be paid if other than in the manner provided in the indenture;

•	whether the debt securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

•	the date or dates on which the principal of (and premium, if any, on) the debt securities will be payable or the method or methods, if any, by which such date or dates will be determined;

•	the date or dates from which any interest will accrue or the method or methods, if any, by which such date or dates will be determined and the date or dates on which such interest will be payable;

•	the rate or rates, which may be fixed or variable, or the method or methods of determining the rate or rates at which the debt securities will bear any interest;

•	whether and under what circumstances we will pay “additional amounts,” as defined in the indenture, on the debt securities to any holder who is a “United States alien,” as defined in the indenture, in respect of any tax, assessment or governmental charge, and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts; the term “interest,” as used in this prospectus, includes any additional amounts;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities shall be payable, and where any registered securities may be surrendered for registration of transfer, conversion or exchange;

•	a description of any provisions providing for redemption of the debt securities at our option, a holder’s option or otherwise, and the terms and provisions of such a redemption;

•	any sinking fund terms;

•	the authorized denominations of the debt securities, if other than denominations of $1,000 and any integral multiple thereof (in the case of registered securities) or $5,000 (in the case of bearer securities);

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities or any of them which shall be payable upon declaration of acceleration of the maturity thereof pursuant to section 502 of the indenture or the method by which such portion is to be determined;

•	if other than U.S. dollars, the currency or currencies or currency unit or units of two or more currencies in which debt securities are denominated, for which they may be purchased, and in which principal and any premium and interest is payable;

•	if the currency or currencies or currency unit or units for which debt securities may be purchased or in which principal and any premium and interest may be paid is at our election or at the election of a purchaser, the manner in which an election may be made and its terms;

•	any index or other method used to determine the amount of payments of principal of, and any premium and interest on, the debt securities;

•	if either or both of the sections of the indenture relating to defeasance and covenant defeasance are applicable to the debt securities, or if any covenants in addition to or other than those specified in the indenture shall be subject to covenant defeasance;

•	any deletions from, or modifications or additions to, the provisions of the indenture relating to satisfaction and discharge in respect of the debt securities;

•	if there is more than one trustee, the identity of the trustee and, if not the trustee, the identity of each security registrar, paying agent and/or authenticating agent with respect to the debt securities;

•	whether the debt securities shall be issued as original issue discount securities;

•	whether a credit facility or other form of credit support will apply to the debt securities;

•	any deletions from, modifications of or additions to the events of default or covenants with respect to the debt securities whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture, and whether Section 1009 of the indenture shall be applicable;

•	any other specific terms of the debt securities, which terms shall not be inconsistent with the provisions of the indenture.

       We are not obligated to issue all debt securities of any one series at the same time. The debt securities of any one series may not bear interest at the same rate or mature on the same date.

       Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of such series or establish additional terms of such series.

       If any of the debt securities are sold for foreign currencies or foreign currency units or if the principal of, or any premium or interest on, any series of debt securities is payable in foreign currencies or foreign currency units, we will describe the restrictions, elections, tax consequences, specific terms and other information with respect to those debt securities and such foreign currencies or foreign currency units in the applicable prospectus supplement.

       Other than as described below under “ — Covenants” with respect to any applicable series of debt securities and as may be described in the applicable prospectus supplement, the indenture does not limit our ability to incur indebtedness or afford holders of debt securities protection in the event of a decline in our credit quality or if we are involved in a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding the applicability of the covenant described below under “ — Covenants — Limitation on Secured Debt” or any deletions from, modifications of or additions to the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

Ranking

       Because DTE is a holding company that conducts substantially all of its operations through its subsidiaries, holders of debt securities will generally have a junior position to claims of creditors of those subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and preferred stockholders, if any. DTE’s subsidiaries, principally Detroit Edison, from time to time incur debt to finance their business activities. In addition, following the merger, MCN, which will operate as DTE Enterprises, Inc., a subsidiary of DTE, and MCN’s subsidiaries, principally MCN Energy Enterprises Inc. and Michigan Consolidated Gas Company, which we refer to as MichCon, will from time to time incur debt to finance their business activities. Substantially all of the physical properties of Detroit Edison and MichCon are subject to the liens of their respective mortgage indentures as security for the payment of outstanding mortgage bonds.

       DTE’s assets consist primarily of its investment in its subsidiaries. DTE’s ability to service its indebtedness, including any debt securities, depends on the earnings of its subsidiaries and the distribution or other payment from subsidiaries of earnings to DTE in the form of dividends, loans or advances, and repayment of loans and advances from DTE. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the debt securities or to make payments to DTE in order for DTE to pay its obligations under the debt securities. In addition, Detroit Edison has the right to defer interest payments on its outstanding junior subordinated debentures. In the event it exercises this right,

Detroit Edison may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during the deferral period. MCN has outstanding debentures which have similar restrictions.

Senior Debt Securities

       Unless otherwise indicated in the applicable prospectus supplement, our obligation to pay the principal of, and any premium and interest on, the senior debt securities will be unsecured and will rank equally with all of our other unsecured unsubordinated indebtedness.

Subordinated Debt Securities

       Our obligation to pay the principal of, and any premium and interest on, any series of subordinated debt securities will be unsecured and will rank subordinate and junior in right of payment to all Senior Indebtedness (as defined below) to the extent provided in the supplemental indenture relating to the series and the terms of those subordinated debt securities, as described below and in any applicable prospectus supplement, which may make deletions from, or modifications or additions to, the subordination terms described below.

       Upon any payment or distribution of assets or securities of DTE to creditors upon any liquidation, dissolution, winding-up, reorganization, or any bankruptcy, insolvency, receivership or similar proceedings in connection with any insolvency or bankruptcy proceeding of DTE, the holders of Senior Indebtedness will first be entitled to receive payment in full of the Senior Indebtedness before the holders of subordinated debt securities will be entitled to receive any payment or distribution in respect of the subordinated debt securities, and to that end the holders of Senior Indebtedness will be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of DTE being subordinated to the payment of subordinated debt securities of such series, which may be payable or deliverable in respect of the subordinated debt securities of such series upon any such dissolution, winding-up, liquidation or reorganization or in any such bankruptcy, insolvency, receivership or other proceeding.

       By reason of such subordination, in the event of liquidation or insolvency of DTE, holders of Senior Indebtedness with respect to the subordinated debt securities of any series and holders of other obligations of DTE that are not subordinated to such Senior Indebtedness may recover more, ratably, than the holders of the subordinated debt securities of such series.

       Subject to the payment in full of all Senior Indebtedness with respect to the subordinated debt securities of any series, the rights of the holders of the subordinated debt securities of such series will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of DTE applicable to such Senior Indebtedness until the principal of, any premium and interest on, and any additional amounts with respect to, the subordinated debt securities of such series have been paid in full.

       No payments on account of principal or any premium or interest in respect of the subordinated debt securities may be made if there has occurred and is continuing a default in any payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness resulting in the acceleration of its maturity, or if any judicial proceeding is pending with respect to any default.

       “Indebtedness” means

•	indebtedness for borrowed money,

•	obligations for the deferred purchase price of property or services (other than trade payables not overdue by more than 60 days incurred in the ordinary course of business),

•	obligations evidenced by notes, bonds, debentures or other similar instruments,

•	obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property,

•	obligations as lessee under leases that have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases,

•	obligations, contingent or otherwise, in respect of acceptances, letters of credit or similar extensions of credit,

•	obligations in respect of interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements,

•	guarantees of obligations of others, directly or indirectly, or Indebtedness in effect guaranteed directly or indirectly through an agreement (1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (2) to purchase, sell or lease property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (3) to supply funds to or in any other manner invest in the debtor or (4) otherwise to assure a creditor against loss, and

•	all Indebtedness described above secured by any Lien (as defined below) on property.

       “Senior Indebtedness,” for purposes of subordinated debt securities of each series, means all Indebtedness, whether outstanding on the date of issuance of subordinated debt securities of the applicable series or thereafter created, assumed or incurred, except Indebtedness ranking equally with the subordinated debt securities or Indebtedness ranking junior to the subordinated debt securities. Senior Indebtedness with respect to the subordinated debt securities of any particular series will continue to be Senior Indebtedness with respect to the subordinated debt securities of such series and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

       “Indebtedness ranking equally with the subordinated debt securities,” for purposes of subordinated debt securities of the applicable series, means Indebtedness, whether outstanding on the date of issuance of the subordinated debt securities or thereafter created, assumed or incurred, to the extent the Indebtedness specifically by its terms ranks equally with and not prior to the subordinated debt securities in the right of payment upon the happening of the dissolution, winding-up, liquidation or reorganization of DTE. The securing of any Indebtedness otherwise constituting Indebtedness ranking equally with the subordinated debt securities will not prevent the Indebtedness from constituting Indebtedness ranking equally with the subordinated debt securities.

       “Indebtedness ranking junior to the subordinated debt securities,” for purposes of subordinated debt securities of the applicable series, means any Indebtedness, whether outstanding on the date of issuance of the subordinated debt securities of the applicable series or thereafter created, assumed or incurred, to the extent the Indebtedness by its terms ranks junior to and not equally with or prior to

•	the subordinated debt securities, and

•	any other Indebtedness ranking equally with the subordinated debt securities,

in right of payment upon the happening of the dissolution, winding-up, liquidation or reorganization of DTE. The securing of any Indebtedness otherwise constituting Indebtedness ranking junior to the subordinated debt securities will not prevent the Indebtedness from constituting Indebtedness ranking junior to the subordinated debt securities.

Covenants

       The indenture contains covenants for the benefit of holders of debt securities of each series. The following covenant will apply to a series of debt securities only to the extent specified in the applicable prospectus supplement.

Limitation on Secured Debt

       If this covenant is made applicable to the debt securities of any particular series, DTE has agreed that it will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding debt securities of all series with respect to which this covenant is made, considered as one class; provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any Secured Debt by DTE if either:

•	DTE secures all debt securities then outstanding with respect to which this covenant is made equally and ratably with the Secured Debt; or

•	DTE delivers to the trustee bonds, notes or other evidences of indebtedness secured by the Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the debt securities then outstanding with respect to which this covenant is made and meeting certain other requirements in the indenture.

       “Debt” means

•	indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which DTE is obligated to repay such borrowed money; and

•	any guaranty by DTE of any such indebtedness of another person.

       “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

       “Secured Debt” means Debt created, issued, incurred or assumed by DTE which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act, whether owned at the date of the initial authentication and delivery of the debt securities of any series or thereafter acquired.

Consolidation, Merger and Sale of Assets

       We may, without the consent of the holders of the debt securities, consolidate or merge with or into, or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to, any person that is a corporation, partnership or trust, organized and validly existing under the laws of any domestic jurisdiction. We may also permit any of those persons to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, as long as:

•	such person is a corporation, partnership or trust, organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia;

•	any successor person assumes by supplemental indenture, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to all the debt securities issued thereunder, and the performance of our obligations under the indenture and the debt securities issued thereunder, and provides for conversion or exchange rights in accordance with the provisions of the debt securities of any series that are convertible or exchangeable into common stock or other securities;

•	no event of default under the indenture has occurred and is continuing after giving effect to the transaction;

•	no event which, after notice or lapse of time or both, would become an event of default under the indenture has occurred and is continuing after giving effect to the transaction; and

•	certain other conditions are met.

Events of Default

       Unless otherwise specified in the applicable prospectus supplement, an event of default with respect to any series of debt securities shall be any of the following events, provided there has been satisfied any requirements in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and default shall be any of the following events, whether or not such requirement has been satisfied; including (whatsoever the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

       (i)  failure to pay interest on the debt securities of that series, or any additional amounts payable with respect thereto, for 30 days after payment is due;

       (ii)  failure to pay principal or any premium on the debt securities of that series, or any additional amounts payable with respect thereto, when due;

       (iii)  failure to pay any sinking fund installment or analogous payment when due;

       (iv)  failure to perform other covenants in the indenture for 60 days after we are given written notice from the trustee or we or the trustee receive written notice from the registered owners of at least 25% in principal amount of the debt securities of that series;

       (v)  default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by DTE (including a default with respect to any other series of debt securities issued under the indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by DTE (or the payment of which is guaranteed by DTE), whether such indebtedness or guarantee exists on the date of the indenture or is issued or entered into following the date of the indenture, if:

       either:

•	such default results from failure to pay any such indebtedness when due and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; or

•	as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity and such indebtedness shall not have been discharged in full or such acceleration shall not have been rescinded or annulled within 30 days of such acceleration; and

•	the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million;

       (vi)  certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to DTE; or

       (vii)  any other event of default provided with respect to debt securities of that series.

       If an event of default with respect to the debt securities of any series, other than an event of default described in the item above pertaining to certain events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the debt securities of that series may, under certain circumstances, rescind and annul such acceleration. If an event of default occurs pertaining to certain events of bankruptcy, insolvency or reorganization, the principal amount and accrued and unpaid interest and any additional amounts payable in respect of the debt securities of that series — or a lesser amount as provided for in the debt securities of that series — shall be immediately due and payable without any declaration or other act by the trustee or any holder.

       The indenture provides that within 90 days after the occurrence of any default thereunder with respect to the debt securities of any series, the trustee shall transmit, in the manner set forth in the indenture, notice of such default to the holders of the debt securities of such series unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of the principal of (or premium, if any) or interest or any additional amounts or in the payment of any sinking fund installment, on any debt security of such series, the trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the trustee has in good faith determined that the withholding of such notice is in the interest of the holders of debt securities of such series; and provided, further, that in the case of any event of default as described in paragraph (iv) above, no such notice to holders will be given until at least 30 days after the occurrence thereof.

       If an event of default occurs and is continuing with respect to the debt securities of any series, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of debt securities of such series by all appropriate judicial proceedings.

       The indenture further provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of such series.

       Notwithstanding any other provision of the indenture, the holder of any debt security shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on such debt security on the respective due dates therefor (as the same may be extended in accordance with the terms of such debt security) and to institute a suit for enforcement of any such payment, and such right shall not be impaired without the consent of such holder.

Interest Rates and Discounts

       The debt securities will earn interest at a fixed or floating rate or rates for the period or periods of time specified in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the debt securities will bear interest on the basis of a 360-day year consisting of twelve 30-day months.

       We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. U.S. Federal income tax consequences and special considerations that apply to any series will be described in the applicable prospectus supplement.

Redemption and Repurchase

       The debt securities of any series may be redeemable at the option of DTE, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by DTE at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

Exchange, Registration and Transfer

       Registered securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, the holder may choose, upon written request, and subject to the terms of the indenture, to exchange bearer securities and the appropriate related coupons of that series into registered securities of the same series of any authorized denominations and of like aggregate principal amount and tenor. Bearer securities with attached coupons surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for interest payment shall be surrendered without the coupon relating to the interest payment date. Interest will not be payable with respect to the registered security issued in exchange for that bearer security. That interest will be payable only to the holder of the coupon when due in accordance with the terms of the indenture. Bearer securities will not be issued in exchange for registered securities.

       Holders may present registered securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge but upon payment of any taxes and other governmental charges as described in the indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar for the indenture. If a prospectus supplement refers to any transfer agents initially designated by us with respect to any series of debt securities in addition to the security registrar, we may at any time rescind the designation of any of those transfer agents or approve a change in the location through which any of those transfer agents acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for that series, and if debt securities of a series are issuable as bearer securities, we will be required to maintain a transfer agent in a place of payment for that series located in Europe in addition to the security registrar. We may at any time designate additional transfer agents with respect to any series of debt securities.

       In the event of any redemption, we will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the redemption date;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and like tenor that is simultaneously surrendered for redemption; or

•	issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Payment and Paying Agents

       Unless we specify otherwise in the applicable prospectus supplement, payment of principal of, and any premium and interest on, bearer securities will be payable in accordance with any applicable laws and regulations, at the offices of those paying agents outside the United States that we may designate at various times. We will make interest payments on bearer securities and the attached coupons on any interest payment date only against surrender of the coupon relating to that interest payment date. No payment with respect to any bearer security will be made at any of our offices or agencies in the United States by check mailed to any U.S. address or by transfer to an account maintained with a bank located in the United States. If, however, but only if, payment in U.S. dollars of the full amount of principal of, and any premium and interest on, bearer securities denominated and payable in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, then those payments will be made at the office of our paying agent in the Borough of Manhattan, The City of New York.

       Unless we specify otherwise in the applicable prospectus supplement, payment of principal of, and any premium and interest on, registered securities will be made at the office of the paying agent or paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on registered securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

       Unless we specify otherwise in the applicable prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, will be designated:

•	as our sole paying agent for payments with respect to debt securities that are issuable solely as registered securities; and

•	as our paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities, subject to the limitation described above in the case of bearer securities, that are issuable solely as bearer securities or as both registered securities and bearer securities.

       We will name any paying agents outside the United States and any other paying agents in the United States initially designated by us for the debt securities in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for that series. If debt securities of a series are issuable as bearer securities, we will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered securities of the series and for payments with respect to bearer securities of the series in the circumstance described above, but not otherwise; and

•	a paying agent in a place of payment located outside the United States where debt securities of that series and any attached coupons may be presented and surrendered for payment.

       However, if the debt securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States, and if the stock exchange requires it, we will maintain a paying agent in London or Luxembourg or any other required city located outside the United States for those debt securities.

       All monies we pay to a paying agent for the payment of principal of, and any premium or interest on, any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt security or coupon will look only to us for payments out of those repaid amounts.

Global Securities

       The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depository identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depository to a nominee of the depository;

•	by any nominee to the depository itself or another nominee; or

•	by the depository or any nominee to a successor depository or any nominee of the successor.

       To the extent not described below and under the heading “Book-Entry Securities,” we will describe the terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

       As long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided under “Book-Entry Securities” or in any applicable prospectus supplement, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form;

•	will not be considered the owners or holders under the indenture relating to those debt securities; and

•	will not be able to transfer or exchange the global debt securities, except in the limited circumstances as described in this prospectus or any supplement.

       The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the owner’s ability to transfer beneficial interests in a global security.

       Payments of principal of, and any premium and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depository or any participants on account of beneficial interests of the global security.

       For a description of the depository arrangements for global securities held by The Depository Trust Company, see “Book-Entry Securities.”

Discharge, Defeasance and Covenant Defeasance

       We may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that:

•	have become due and payable;

•	will become due and payable within one year; or

•	are scheduled for redemption within one year.

To discharge the obligations with respect to a series of debt securities, we must deposit with the trustee, in trust, an amount of funds in U.S. dollars or in the foreign currency in which those debt securities are payable sufficient to pay the entire amount of principal of, and any premium or interest on, those debt securities to the date of the deposit if those debt securities have become due and payable or to the maturity of the debt securities, as the case may be; provided, however, we have paid all other sums payable under the indenture with respect to the debt securities, and certain other conditions are met.

       Unless we specify otherwise in the applicable prospectus supplement, we may elect

•	to defease and be discharged from any and all obligations with respect to those debt securities, which we refer to as “defeasance”; or

•	with respect to any debt securities, to be released from certain covenant obligations as described in the related prospectus supplement, as may be provided for under Section 301 of the indenture, which we refer to as “covenant defeasance”.

       In the case of defeasance we will still retain some obligations in respect of the debt securities, including our obligations:

•	to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the debt securities;

•	to register the transfer or exchange of the debt securities;

•	to replace temporary or mutilated, destroyed, lost or stolen debt securities; and

•	to maintain an office or agency with respect to the debt securities and to hold monies for payment in trust.

       After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the debt securities.

       To elect either defeasance or covenant defeasance we must deposit with the trustee, in trust, an amount, in U.S. dollars or in the foreign currency in which the relevant debt securities are payable at stated maturity, or in government obligations, as defined below, or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on (and, to the extent that (x) the debt securities of such series provide for the payment of additional amounts and (y) we may reasonably determine the amount of any such additional amounts at the time of deposit (in the exercise of our sole discretion), any such additional amounts with respect to) such debt securities, and any mandatory sinking fund or analogous payments thereon, on their scheduled due dates.

       In addition, we can only elect defeasance or covenant defeasance if, among other things:

•	the defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•	no event of default or event which with notice or lapse of time or both would become an event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of the deposit of funds with the trustee and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of the deposit of funds with the trustee; and

•	we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred, and the opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

       The indenture deems a foreign currency to be any currency, currency unit or composite currency including, without limitation, the euro, issued by the government of one or more countries other than the United States or by any recognized confederation or association of governments.

       The indenture defines government obligations as securities which are not callable or redeemable at the option of the issuer or issuers and are:

•	direct obligations of the United States or the government or governments in the confederation which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

•	obligations of a person or entity controlled or supervised by and acting as an agency or instrumentality of the United States or the government or governments which issued the foreign currency in which the debt securities of a particular series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or that other government or governments.

Government obligations also include a depositary receipt issued by a bank or trust company as custodian with respect to any government obligation described above or a specific payment of interest on or principal of or any other amount with respect to any government obligation held by that custodian for the account of the holder of such depositary receipt, as long as, except as required by law, that custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian with respect to the government obligation or the specific payment of interest on or principal of or any other amount with respect to the government obligation evidenced by the depositary receipt.

       Unless otherwise specified in the applicable prospectus supplement, if, after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, either:

•	the holder of a debt security of that series is entitled to, and does, elect to receive payment in a currency other than that in which such deposit has been made in respect of that debt security; or

•	a conversion event, as defined below, occurs in respect of the foreign currency in which the deposit has been made,

the indebtedness represented by that debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and any premium and interest on, that debt security as that debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of that debt security into the currency in which that debt security becomes payable as a result of the election or conversion event based on:

•	in the case of payments made pursuant to the first of the two items in the list above, the applicable market exchange rate for the currency in effect on the second business day prior to the date of the payment; or

•	with respect to a conversion event, the applicable market exchange rate for such foreign currency in effect, as nearly as feasible, at the time of the conversion event.

       The indenture defines a “conversion event” as the cessation of use of:

•	a foreign currency both by the government of the country or the confederation which issued such foreign currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; or

•	any currency unit or composite currency for the purposes for which it was established.

Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, and any premium and interest on, any debt security that are payable in a foreign currency that ceases to be used by the government or confederation of issuance shall be made in U.S. dollars.

       If we effect a covenant defeasance with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the amount in the foreign currency in which the debt securities are payable, and government obligations on deposit with the trustee, will be sufficient to pay amounts due on the debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. However, we would remain liable for payment of the amounts due at the time of acceleration.

       The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

       Under the indenture, we are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance. We are also required to deliver to the trustee, within five days after occurrence thereof, written notice of any event which after notice or lapse of time or both would constitute an event of default.

Modification and Waiver

       We and the trustee may, without the consent of holders, modify provisions of the indenture for certain purposes, including, among other things, curing ambiguities and maintaining the qualification of the indenture under the Trust Indenture Act. We and the trustee may modify certain other provisions of the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series issued under the indenture affected by the modification. However, the provisions of the indenture may not be modified without the consent of the holder of each debt security affected thereby if the modification would:

•	change the stated maturity of the principal of, or any installment of principal of, or any premium or interest on, or any additional amounts with respect to, any debt security issued under the indenture;

•	reduce the principal amount of, or premium or interest on, or any additional amounts with respect to, any debt security issued under the indenture;

•	change the place of payment, coin or currency in which any debt security issued under that indenture or any premium or any interest on that debt security or any additional amounts with respect to that debt security is payable;

•	reduce the percentage and principal amount of the outstanding debt securities, the consent of whose holders is required under the indenture in order to take certain actions;

•	change any of our obligations to maintain an office or agency in the places and for the purposes required by the indenture; or

•	if the debt securities are convertible or exchangeable, modify the conversion or exchange provision in a manner adverse to holders of that debt security;

•	in the case of a subordinated debt security, modify any of the subordination provisions in a manner adverse to holders of that debt security;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt securities issued under that indenture or, in the case of redemption, exchange or conversion, if applicable, on or after the redemption, exchange or conversion date or, in the case of repayment at the option of any holder, if applicable, on or after the date for repayment;

•	modify any of the above provisions.

       We and the trustee may, without the consent of holders, modify provisions of the indenture for certain purposes, including, among other things:

•	to evidence the succession of another person to DTE and the assumption by any such successor of the covenants of DTE in the indenture and in the debt securities; or

•	to add to the covenants of DTE for the benefit of the holders of debt securities (and if such covenants are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon DTE with respect to the debt securities; or

•	to add any additional events of default with respect to the debt securities (and, if such event of default is applicable to less than all series of debt securities, specifying the series to which such event of default is applicable); or

•	to add to or change any provisions of the indenture to provide that bearer debt securities may be registrable, to change or eliminate any restrictions on the payment of principal of (or premium, if any) or interest on or any additional amounts with respect to bearer debt securities, to permit bearer debt securities to be issued in exchange for registered debt securities, to permit bearer debt securities to be issued in exchange for bearer debt securities of other authorized denominations or facilitate the issuance of debt securities in uncertificated form provided that any such action shall not adversely affect the interests of the holders of the debt securities; or

•	to establish the form or terms of debt securities of any series; or

•	to evidence and provide for the acceptance of appointment of a successor trustee and to add to or change any of the provisions of the indenture to facilitate the administration of the trusts; or

•	to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision therein, or to make or amend any other provisions with respect to matters or questions arising under the indenture which shall not adversely affect the interests of the holders of debt securities of any series in any material respect; or

•	to modify, eliminate or add to the provisions of the indenture to maintain the qualification of the indenture under the Trust Indenture Act as the same may be amended from time to time; or

•	to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities, as therein set forth; or

•	to modify, eliminate or add to the provisions of any security to allow for such security to be held in certificated form; or

•	to secure the debt securities; or

•	to make provisions with respect to conversion or exchange rights of holders of securities of any series;

•	to amend or supplement any provision contained therein or in any supplemental indenture, provided that no such amendment or supplement shall adversely affect the interests of the holders of any debt securities then outstanding in any material respect; or

•	to modify, delete or add to any of the provisions of the indenture other than as contemplated above.

       The holders of at least a majority in aggregate principal amount of debt securities of any series issued under the indenture may, on behalf of the holders of all debt securities of that series, waive our compliance with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of debt securities of any series issued under the indenture may, on behalf of all holders of debt securities of that series, waive any past default and its consequences under the indenture with respect to the debt securities of that series, except:

•	payment default with respect to debt securities of that series; or

•	a default of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of the debt securities of that series.

Governing Law

       The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

       The Trust Indenture Act contains limitations on the rights of the trustee, should it become a creditor of DTE, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with DTE and its subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default under the indenture, or else resign.

BOOK-ENTRY SECURITIES

       Unless otherwise specified in the applicable prospectus supplement, we will issue to investors debt securities in the form of one or more book-entry certificates registered in the name of a depository or a nominee of a depository. Unless otherwise specified in the applicable prospectus supplement, the depository will be The Depository Trust Company, also referred to as DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all debt securities that are issued in book-entry form.

       No person that acquires a beneficial interest in debt securities issued in book-entry form will be entitled to receive a certificate representing those debt securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

       DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act.

       DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•	facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

       Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

       Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent or trustee as registered holders of the securities entitled to the benefits of the certificate or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

       Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

       Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

       DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate, the indenture or any deposit agreement only at the direction of one or more participants to whose accounts with DTC the securities are credited.

       According to DTC, the information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

       Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of the persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as depository for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered; or

•	we execute and deliver to the trustee an order complying with the requirements of the indenture that the book-entry security will be so exchangeable; or

•	an event of default has occurred and is continuing.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

       If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the trustee will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

       Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depository appointed by us; and

•	DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

       None of DTE, the trustee, or any agent of either of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

       DTE may sell the debt securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.

       DTE may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

       If DTE uses underwriters for a sale of debt securities, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the debt securities offered if any of those securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers will be described in the applicable prospectus supplement and may be changed from time to time.

       Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from DTE and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. DTE may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Trading Markets and Listing of Securities

       Unless otherwise specified in the applicable prospectus supplement, each series of debt securities will be a new issue with no established trading market. DTE may elect to list any series of debt securities on any exchange but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. DTE cannot give any assurance as to the liquidity of the trading market for any of the debt securities.

Stabilization Activities

       Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying debt security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the debt securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the debt securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the debt securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

       The validity of the debt securities will be passed upon for DTE by Thomas A. Hughes, Associate General Counsel. In addition, other customary legal matters relating to the offering of the debt securities, including matters relating to our due incorporation, legal existence and authorized capitalization, will be passed upon for DTE by Thomas A. Hughes, Associate General Counsel. Mr. Hughes owns approximately 8,400 shares of DTE common stock and holds options to purchase an additional 30,750 shares. Except as otherwise set forth in a prospectus supplement, the validity of the debt securities will be passed upon for any underwriters, dealers or agents by Brown & Wood LLP , New York, New York. Brown & Wood LLP will rely on the opinion of Mr. Hughes with respect to Michigan law.

EXPERTS

       The financial statements and the related financial statement schedule of DTE Energy Company incorporated in this prospectus by reference from the DTE Energy Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The financial statements and the related financial statement schedule of MCN Energy Group Inc. incorporated in this prospectus by reference from the MCN Energy Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference rooms located at:

•	450 Fifth Street, N.W. Washington, D.C. 20549;

•	7 World Trade Center New York, New York 10048; and

•	Citicorp Center 500 West Madison Street Chicago, Illinois 60661.

       Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

       You can also inspect reports, proxy statements and other information about DTE at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the offices of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

       The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Until we sell all of the securities covered by this prospectus, or after the date of this initial registration statement to the date of effectiveness of this registration statement, we incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed not to be filed):

•	DTE’s Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 1, 2001 (including information specifically incorporated by reference into DTE’s Form 10-K from DTE’s definitive Proxy Statement for its 2001 annual meeting of shareholders, filed on March 26, 2001);

•	DTE’s Current Report on Form 8-K dated March 7, 2001, filed on March 8, 2001;

•	Consolidated financial statements and related financial statement schedule of MCN, and the notes related thereto, included under the caption “Financial Statements and Supplementary Data” in MCN’s Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 15, 2001.

       Each of these documents is available from the Securities and Exchange Commission’s web site and public reference rooms described above. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning DTE, at our principal executive office, which is:

DTE Energy Company

2000 2nd Avenue
Detroit, Michigan 48226-1279
(313) 235-4000

       Our web site address is http://www.dteenergy.com. The information on our web site is not incorporated by reference into this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. DTE has not authorized anyone to provide you with different information.

       DTE is not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any other document incorporated by reference in this prospectus is accurate as of any date other than the date of those documents.

UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

       The following unaudited pro forma information reflects the historical combined condensed consolidated financial statements of DTE and MCN after accounting for the merger as a purchase business combination. Accordingly, the following information should be read together with the historical consolidated financial statements and the related notes thereto, of both MCN and DTE, which are incorporated into this prospectus by reference. The unaudited pro forma combined condensed consolidated balance sheet assumes the merger became effective as of December 31, 2000. The unaudited pro forma combined condensed consolidated statement of income assumes the merger became effective on January 1, 2000.

       The information presented below is not necessarily indicative of the results of operations that might have occurred had the merger actually closed on January 1, 2000, or the actual financial position that might have resulted had the merger actually closed on December 31, 2000. The information is not necessarily indicative of the future results of operations or financial position of DTE after the merger.

       The unaudited pro forma combined condensed consolidated financial statements do not reflect the non-recurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration. Costs of integration may result in significant non-recurring charges to the combined results of operations after completion of the merger; however, the actual amount of such charges cannot be determined until the transition plan relating to the integration of operations is completed. The unaudited pro forma combined consolidated financial statements do not estimate the effect of the easement agreement between MichCon and Exelon Energy Company, dated as of February 8, 2001, relating to Exelon’s use of certain natural gas pipeline capacity on MichCon’s system within MichCon’s and Detroit Edison’s overlapping distribution areas and entered into to address Federal Trade Commission concerns raised in connection with review of the proposed MCN merger. The unaudited pro forma combined condensed consolidated financial statements also do not reflect Detroit Edison’s securitization transaction completed in March 2001.

       The pro forma combined condensed consolidated financial statements assume that all MCN shares were exchanged for either consideration of $24.00 in cash or 0.715 shares of DTE common stock, subject to allocation and proration procedures that ensure that 45% of the MCN shares of common stock are converted into shares of DTE common stock and 55% of the MCN shares of common stock are converted into cash. The total consideration for the transaction using this value is approximately $2.3 billion based on the number of shares of common stock of MCN outstanding on December 31, 2000.

       Allocations included in the pro forma statements are based on analyses which are not yet completed. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amounts shown in the unaudited pro forma combined condensed consolidated financial statements that follow.

DTE Energy Company and MCN Energy Group Inc.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

Year Ended December 31, 2000

		(1)
	DTE	MCN	(2)(3)(4)
	(As	(As	Pro Forma		Pro Forma
	Reported)	Reported)	Adjustment		Combined

	(millions, except per share amounts)

Operating Revenues	$5,597	$2,791	$—		$8,388

Operating Expenses

Fuel, purchased power and gas	2,233	2,022			4,255

Operation and maintenance	1,480	370	7	(k)	1,857

Depreciation, depletion and amortization	758	138	34	(c)	930

Taxes other than income	296	71	—		367

Property write-downs and restructuring charges	—	10	—		10

Gains and losses from sale of assets, net and sale of tax credits	—	(89)	—		(89)

Total Operating Expenses	4,767	2,522	41		7,330

Operating Income (Loss)	830	269	(41)		1,058

Interest Expense and Other Interest Expense	336	123	96	(e)	555

Preferred stock dividends of subsidiary	—	28	—		28

Equity in earnings of joint ventures	—	(28)	—		(28)

Other — net	17	(18)	—		(1)

Total Interest Expense and Other	353	105	96		554

Income (Loss) Before Income Taxes	477	164	(137)		504

Income Taxes (Benefit)	9	55	(36	)(g)	28

Net Income (Loss)	$468	$109	$(101)		$476

Average Common Shares Outstanding

Basic	143	88			172

Diluted	143	89			172

Earnings (Loss) per Common Share

Basic	$3.27	$1.23			$2.76

Diluted	$3.27	$1.22			$2.76

See “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-4.

DTE Energy Company and MCN Energy Group Inc.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

December 31, 2000

		(1)	(2)(3)(4)
	DTE	MCN	Pro Forma		Pro Forma
	(As Reported)	(As Reported)	Adjustment		Combined

	(millions)

ASSETS
Current Asset

Cash and cash equivalents	$64	$63	$—		$127

Restricted cash	88	—	—		88

Accounts receivable, net	650	1,006	(6	)(f)	1,650

Accrued unbilled revenues	188	137	—		325
Inventories

Fuel	163	—	—		163

Gas	—	254	—		254

Materials and supplies	172	17	—		189

Assets from risk management activities	289	26	—		315

Other	38	125	—		163

	1,652	1,628	(6)		3,274
Investments

Nuclear decommissioning trust funds	398	—	—		398

Other	269	606	(205	)(a)	670

	667	606	(205)		1,068
Property

Property, plant and equipment	12,236	3,670	39	(b)	15,945

Property under capital leases	221	—	—		221

Nuclear fuel under capital lease	705	—	—		705

	13,162	3,670	39		16,871

Less accumulated depreciation, depletion and amortization	5,775	1,802	—		7,577

	7,387	1,868	39		9,294

Goodwill	—	—	1,360	(c)	1,360

Regulatory Assets	2,686	45	—		2,731

Other Assets	270	717	252	(d)	1,239

Total Assets	$12,662	$4,864	$1,440		$18,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities

Accounts payable	$404	$860	$—		$1,264

Dividends payable	73	—	—		73

Short-term borrowings	503	576	1,224	(e)	2,303

Current portion long-term debt	233	185	—		418

Current portion capital leases	41	—	—		41

Liabilities from risk management activities	280	108	—		388

Other	477	284	54	(f)(h)	815

	2,011	2,013	1,278		5,302
Other Liabilities

Deferred income taxes	1,801	30	(23	)(g)	1,808

Capital leases	145	—	—		145

Regulatory liabilities	185	138	—		323

Other	588	383	95	(h)	1,066

	2,719	551	72		3,342

Long-Term Debt	3,917	1,057	(6	)(i)	4,968

Preferred Stock of Subsidiaries	—	272	4	(i)	276
Shareholders’ Equity

Common stock	1,918	1	1,062	(j)	2,981

Additional paid-in capital	—	1,093	(1,093)		—

Accumulated other comprehensive loss	—	—	—		—

Retained earnings (deficit)	2,097	(123)	123		2,097

	4,015	971	92		5,078

Total Liabilities and Shareholders’ Equity	$12,662	$4,864	$1,440		$18,966

See “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page F-4.

Notes to Unaudited Pro Forma Combined

Condensed Consolidated Financial Statements

       1.  Certain revenues, expenses, assets and liabilities of MCN have been reclassified to conform with DTE’s presentation.

       2.  Sales and purchases between DTE and MCN are not material and have not been eliminated in the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

       3.  DTE applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for its incentive compensation plans. MCN applies the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, for its incentive compensation plans. The impact of adjusting MCN’s recorded compensation expense under FASB No. 123 to the provisions of APB No. 25 is not material, and therefore, is not reflected in the pro forma adjustments.

       4.  The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on the following assumptions:

       a.  Other Investments include adjustments to reflect the estimated fair value of MCN’s investment in various joint ventures.

       b.  Property, plant and equipment include the net adjustment in estimated fair values of investments in synfuel projects, a computer system and an office building.

       c.  Reflects the purchase price in excess of the amounts assigned to identifiable assets and liabilities of MCN. Pro forma income statement adjustment reflects the amortization of this amount using the straight-line method over 40 years; and does not include the effect of any change in accounting for goodwill currently under consideration by the Financial Accounting Standards Board.

       d.  Other Assets reflects an adjustment of $297 million for MCN’s pension assets to reflect the funded status of the plans at December 31, 2000, offset by a reclassification to property, plant and equipment of an investment in synfuel projects.

       e.  Reflects the issuance of $1.224 billion in short-term debt of DTE upon completion of the merger. DTE anticipates replacing all of the short-term debt with proceeds from issuance of long-term debt within ninety days. Interest expense is assumed at 6.5% for the first ninety days and at 8.3% thereafter. This amount represents the purchase of 55% of the outstanding shares of MCN at $24.00 per share and $30 million of estimated direct costs of DTE related to the merger, including fees of financial advisors, legal counsel and independent auditors. A  1/8% variance in the assumed interest rate is approximately $1.5 million annually. The effective interest rate for the long-term debt includes the effect of hedges of forecasted interest payments on $900 million principal of such long-term debt.

       f.  Pursuant to the terms of various change in control agreements with MCN’s executives and other key employees, and other incentive compensation plans in place, certain payments will be required to be made upon a change in control. MCN may incur charges to compensation expense resulting from the completion of the merger. The amount of payment may be up to $24 million. MCN has previously recorded $6 million as receivable from DTE as it relates to an agreement to reimburse certain charges MCN incurred in connection with change in control agreements should the merger not take place. Also included is $6 million of estimated direct costs of MCN related to the merger. As these charges are pre-acquisition, they are not included in the unaudited pro forma income statements.

       g.  The estimated provision for income taxes related to the pro forma adjustments is based on an assumed statutory federal income tax rate of 35%. Amortization of goodwill has not been tax affected.

       h.  Reflects an adjustment for MCN’s other post-retirement benefit obligations at December 31, 2000, the reversal of a deferred credit related to the synfuel projects and the estimated fair value of certain transportation contracts.

       i.  Reflects estimated fair value due to changes in interest rates.

       j.  Reflects the issuance of approximately 29,116,000 shares of DTE common stock in exchange for 45% of the outstanding shares of MCN common stock upon completion of the merger.

       k.  Reflects the elimination of amortization of net gain and transition adjustments related to pension and other post-retirement benefits.

Part II

Information not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

      Estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities are as follows:

Securities and Exchange Commission filing fee	$425,000

Rating agency fees	200,000

Legal fees and expenses	500,000

Accounting fees and expenses	150,000

Trustees’ fees and expenses	10,000

Printing and engraving	350,000

Miscellaneous	115,000

Total	$1,750,000

Item 15.  Indemnification of Directors and Officers

       (a)  Indemnification.  The DTE Energy Company Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Michigan Business Corporation Act (the “Act”) or any other applicable law, no director of DTE shall be personally liable to DTE or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of DTE.

       DTE’s articles of incorporation further state that each person who is or was or had agreed to become a director or officer of DTE, or each such person who is or was serving or who had agreed to serve at the request of DTE’s board of directors as an employee or agent of DTE or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by DTE to the fullest extent permitted by the Act or by any other applicable law.

       DTE’s articles of incorporation further state that DTE may enter into one or more agreements with any person, which agreements provide for indemnification greater or different than that provided for in the articles of incorporation.

       Section 209(c) of the Act permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Act, dealing with unlawful distributions; or (4) for an intentional criminal act.

       Sections 561 and 562 of the Act permit a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

       Section 563 of the Act provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562 shall be indemnified against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action, suit or proceeding, or proceeding brought to enforce this mandatory indemnification.

       Reference is made to the underwriting agreement or agreements to be filed or incorporated by reference as Exhibit 1.1 hereto, which will provide for indemnification of controlling persons, directors and certain officers of the registrant against certain liabilities.

       (b)  Insurance.  DTE (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under three insurance policies providing aggregate coverage in the amount of $100 million.

Item 16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

Exhibit
Number

1.1	—	Form of underwriting agreement.
2.1	—	Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999, and as further amended as of February 28, 2001, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc. (included in Appendix A of Form S-4 of DTE Energy Company) (SEC File No. 333-89175).
4.1	—	Amended and Restated Indenture between DTE Energy Company and The Bank of New York, as Trustee.
4.2	—	Form of Senior Supplemental Indenture.
4.3	—	Form of Subordinated Supplemental Indenture.
4.4	—	Form of Senior Debt Security (included in Exhibit 4.2).
4.5	—	Form of Subordinated Debt Security (included in Exhibit 4.3).
5.1(a)	—	Opinion of Thomas A. Hughes, Associate General Counsel of DTE Energy Company, regarding validity of securities being registered.
5.1(b)	—	Opinion of Brown & Wood LLP, regarding certain matters relating to New York law.
12.1	—	Statement of computation of ratios of earnings to fixed charges.
23.1	—	Consent of Deloitte & Touche LLP relating to DTE.
23.2	—	Consent of Deloitte & Touche LLP relating to MCN.
23.3	—	Consent of Thomas A. Hughes, Associate General Counsel, of DTE Energy Company (included in the opinion filed as Exhibit 5.1(a) to this Registration Statement).
23.4	—	Consent of Brown & Wood LLP (included in the opinion filed as Exhibit 5.1(b) to this Registration Statement).
25.1	—	Form T-1 Statement of Eligibility and Qualification under Trust Indenture Act of 1939 of The Bank of New York as trustee under the Indenture.

Item 17.  Undertakings

      1.  The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3 and if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      2.  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of DTE’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      4.  The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5.  The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, State of Michigan on the 12th day of April, 2001.

DTE ENERGY COMPANY
(Registrant)

By:	/s/ ANTHONY F. EARLEY, JR.

Anthony F. Earley, Jr., Chairman of the Board,
Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officers:

/s/ ANTHONY F. EARLEY, JR. (Anthony F. Earley, Jr.)	Chairman of the Board, Chief Executive Officer and Director	April 12, 2001

/s/ GERARD M. ANDERSON (Gerard M. Anderson)	President, DTE Energy Resources	April 12, 2001

/s/ ROBERT J. BUCKLER (Robert J. Buckler)	President, DTE Energy Distribution	April 12, 2001

Principal Financial Officers:

/s/ LARRY G. GARBERDING (Larry G. Garberding)	Executive Vice President, Chief Financial officer and Director	April 12, 2001

/s/ DANIEL G. BRUDZYNSKI (Daniel G. Brudzynski)	Vice President and Controller	April 12, 2001

Signature	Title	Date

/s/ TERRENCE E. ADDERLEY (Terrence E. Adderley)	Director	April 12, 2001

/s/ LILLIAN BAUDER (Lillian Bauder)	Director	April 12, 2001

/s/ DAVID BING (David Bing)	Director	April 12, 2001

/s/ WILLIAM C. BROOKS (William C. Brooks)	Director	April 12, 2001

/s/ ALLAN D. GILMOUR (Allan D. Gilmour)	Director	April 12, 2001

/s/ THEODORE S. LEIPPRANDT (Theodore S. Leipprandt)	Director	April 12, 2001

/s/ JOHN E. LOBBIA (John E. Lobbia)	Director	April 12, 2001

/s/ EUGENE A. MILLER (Eugene A. Miller)	Director	April 12, 2001

/s/ CHARLES W. PRYOR, JR. (Charles W. Pryor, Jr.)	Director	April 12, 2001

INDEX TO EXHIBITS

Sequentially
Exhibit			Numbered
Number		Description	Page

1.1	—	Form of underwriting agreement.
2.1	—	Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999, and as further amended as of February 28, 2001, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc. (included in Appendix A of Form S-4 of DTE Energy Company) (SEC File No. 333-89175).
4.1	—	Amended and Restated Indenture between DTE Energy Company and The Bank of New York, as Trustee.
4.2	—	Form of Senior Supplemental Indenture.
4.3	—	Form of Subordinated Supplemental Indenture.
4.4	—	Form of Senior Debt Security (included in Exhibit 4.2).
4.5	—	Form of Subordinated Debt Security (included in Exhibit 4.3).
5.1(a)	—	Opinion of Thomas A. Hughes, Associate General Counsel of DTE Energy Company, regarding validity of securities being registered.
5.1(b)	—	Opinion of Brown & Wood LLP, regarding certain matters relating to New York law.
12.1	—	Statement of computation of ratios of earnings to fixed charges.
23.1	—	Consent of Deloitte & Touche LLP relating to DTE.
23.2	—	Consent of Deloitte & Touche LLP relating to MCN.
23.3	—	Consent of Thomas A. Hughes, Associate General Counsel, of DTE Energy Company (included in the opinion filed as Exhibit 5.1(a) to this Registration Statement).
23.4	—	Consent of Brown & Wood LLP (included in the opinion filed as Exhibit 5.1(b) to this Registration Statement).
25.1	—	Form T-1 Statement of Eligibility and Qualification under Trust Indenture Act of 1939 of The Bank of New York as trustee under the Indenture.